October 22, 2007

Nancy S. Vann, Esq.
Vice President & Associate Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

Re:	Oppenheimer Portfolio Series Fixed Income Investor Fund
	File Nos. 333-146105 and 811-22120

Dear Ms. Vann:

	We have reviewed the registration statement on Form N-1A for the
Oppenheimer Portfolio Series Fixed Income Investor Fund ("Fund") filed with the Commission on September 14, 2007. Based on our review of the filing, we have the following comments. The captions we use below correspond to the captions the Fund uses in the registration statement.

Prospectus

Prospectus Summary

About the Fund

	Please clarify whether the Fund is diversified and, if appropriate, add disclosure.

	Please disclose how frequently the Manager will rebalance the Fund`s asset allocations. Also, please clarify whether, and if so, under what circumstances, the Fund`s percentage allocation to each asset class may be changed.

	Please disclose prominently that the Fund will invest at least
80% of its net assets plus borrowings in Underlying Funds, each of which invest at least 80% of its net assets plus borrowings in fixed income securities.

	Disclosure indicates the Fund will invest primarily in debt. Accordingly, please explain to the staff why the Fund`s objective is total return, rather than income.

	Please disclose prominently that the Fund may change its strategies and the underlying funds in which it invests, without notice to shareholders. Alternatively, please disclose how much advance notice shareholders will receive of any changes in the Fund`s investment objective or principal investment strategies.


	Please briefly summarize the investment objective and principal strategies and risks of each Underlying Fund in which the Fund may invest.

	Please disclose that non-investment grade securities are also known as "junk" and carry an increased risk of default.

	Disclosure in this section appears to indicate the Fund may invest in securities other than shares of the Underlying Funds. Please disclose the other types of securities in which the Fund may invest, the extent to which the Fund may invest, and summarize the risks of such investments.

	If derivative instruments are part of the principal investment strategies for the Fund and/or any of the Underlying Funds, please disclose the percentage of assets the Fund and each Underlying
Fund
will invest in derivative instruments.

	The disclosure titled "How Risky is the Fund Overall?" does not answer the question posed by the title. Please disclose the risk level of the Fund.

	Please provide a complete listing of the types of "other asset classes" in which the underlying funds may invest.

	Please disclose that the Fund and Underlying Funds may have all or some of the same individuals as members of their respective boards; and disclose the conflicts of interest present in such circumstances.

Main Risks of Investing in the Fund

	The disclosure regarding availability of Underlying Fund documents does not describe the risks of investing in those funds; accordingly, it should be moved to a more appropriate location in the
Summary. Also, disclosure in the second sentence of this paragraph states that the Fund may be required to "sell" shares of Underlying
Funds. Please clarify that the Fund may be required to redeem shares of the Underlying Funds.

	This section summarizes the risks of stocks and other equity securities held by Underlying Funds. Previous disclosure, however, does not indicate that the Underlying Funds will invest in such securities. Please clarify the disclosure.

Shareholder Fees

	Since the contractual fee rate for the advisory agreement is 0.50%, please delete the 0.04% figure from the Management Fees line item in the fee table, and insert the 0.50% contractual rate. You may reference the fee reduction in a footnote to the fee table.



	Please remove the paragraph of text and footnotes from between the fee table and Example, and place them after the Example.

	Please note that, should acquired fund fees and expenses prove materially greater than the estimate provided in the fee table, the staff would require the Fund to sticker the prospectus accordingly.

The Fund`s Principal Investment Policies and Risks

	The Underlying Funds identified in the prospectus all invest primarily in debt. This section, however, contains much general disclosure of risks associated with investing in equity; and the prospectus does not identify the vehicles through which the Fund will invest in equity. Please revise the disclosure accordingly. If the
Fund will invest in equity, disclose the nature and extent of any such investments, as well as the strategies the Fund and/or Underlying Funds will follow in buying and selling equity.

	Will any of the Underlying Funds invest in securities in default? If so, please include a description of the attendant risks.
Also, please disclose whether an Underlying Fund will sell or hold non-investment grade bonds in the event of default.

	Please disclose the Underlying Funds` estimated annual portfolio turnover.

Statement of Additional Information

Investment Restrictions
	Please modify the Fund`s concentration policy to require the Fund to "look through" the Underlying Funds when determining concentration.
	Please revise the Fund`s illiquid securities policy to state what the Fund will do if its investments in illiquid securities exceed 15% of its net assets. The limitation does not apply only at the time of acquisition of illiquid securities.
Portfolio Proxy Voting
	Please disclose the procedures the Fund uses when a vote presents a conflict between the interests of the Fund shareholders and those of the Adviser, principal underwriter or other affiliated persons. See Item 12(f) of Form N-1A.
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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